Exhibit 12.1

Ratio of Earnings to Fixed Charges

	1Q04	1Q03	2003	2002
Interest expense, net	10.4	1.9	50.9	2.6
Income (loss) before Income taxes	76.1	(3.9)	(47.4)	114.0

Fixed Charges
Interest costs, expensed	10.4	1.9	50.9	2.6
Interest costs, capitalized	0.1	—	0.4	0.3
Portion of rental expense (1/3)	2.7	—	7.9	0.1
Earnings to cover preferred stock	—	—	—	—
Guarantee of joint venture	—	—	—	—

Fixed charges	13.2	1.9	59.2	3.0
Earnings
Pre-tax income (loss)	76.1	(3.9)	(47.4)	114.0
Fixed Charges	13.2	1.9	59.2	3.0
Equity company adjustments (income) loss	(0.6)	(0.3)	(1.1)	(7.0)
Dividends from joint ventures	1.9	—	0.7	7.4
Preferred dividends	—	—	—	—

Earnings	90.6	(2.3)	11.4	117.4
Shortfall	77.4	(4.2)	(47.8)	114.4
Ratio of earnings to fixed charges	6.9	(1.2)	0.2	39.6